Exhibit 99.1

MINISO Announces Substantial Completion of Independent Investigation

GUANGZHOU, China, September 15, 2022 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global value retailer offering a variety of design-led lifestyle products, today announced an update on the status of the previously announced independent investigation. As previously disclosed, shortly after the publication of a report issued by the short-seller firm Blue Orca Capital on July 26, 2022 (the “Short Seller Report”), an independent committee of the board of directors (the “Independent Committee”), consisting of independent directors Ms. Xu Lili, Mr. Zhu Yonghua and Mr. Wang Yongping, was formed to oversee an independent investigation regarding the allegations made in the Short Seller Report (the “Independent Investigation”). The Independent Investigation, overseen by the Independent Committee and conducted with the assistance of third-party professional advisors including an international law firm and forensic accounting experts from a well-regarded forensic accounting firm that is not the Company’s auditor, is now substantially complete. Based on findings of the Independent Investigation, which encompassed allegations regarding the Company’s franchise business model and land deals involving the Company’s chairman, the Independent Committee has concluded that the key allegations made in the Short Seller Report were not substantiated.

About MINISO Group

MINISO is a global retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Raine Hu
MINISO Group Holding Limited
Email: ir@miniso.com
Phone: +86 (20) 36228788 Ext. 8039